SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549






                                   FORM 11-K

                                 ANNUAL REPORT






                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                 For the nine months ended September 30, 1996






                      ROCKWELL RETIREMENT SAVINGS PLAN
                           FOR CERTAIN EMPLOYEES






                      ROCKWELL INTERNATIONAL CORPORATION
                          2201 Seal Beach Boulevard
                        Seal Beach, California  90740

                       ROCKWELL RETIREMENT SAVINGS PLAN
                             FOR CERTAIN EMPLOYEES

                                     INDEX





                                        											PAGE NUMBER

FINANCIAL STATEMENTS:

	INDEPENDENT AUDITORS' REPORT		                      					1

	STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
	  SEPTEMBER 30, 1996                                     2

	STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
	  FOR BENEFITS, FOR THE NINE MONTHS ENDED
	  SEPTEMBER 30, 1996                                     3

	NOTES TO FINANCIAL STATEMENTS                          4 - 10

	SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
	  SEPTEMBER 30, 1996                                   11 - 12

	SCHEDULE OF REPORTABLE TRANSACTIONS, FOR THE
	  NINE MONTHS ENDED SEPTEMBER 30, 1996                  13 - 66


SIGNATURES                                                 S-1


EXHIBIT:

	INDEPENDENT AUDITORS' CONSENT                             S-2

INDEPENDENT AUDITORS' REPORT


To the Rockwell Retirement Savings Plan for Certain Employees and to Participants:

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the Rockwell Retirement Savings Plan for Certain Employees as of September 30, 1996, and the related statement of changes in net assets available for benefits for the nine months then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, by fund and in total, the net assets available for benefits of the Plan as of September 30, 1996, and the changes in net assets available for benefits for the nine months then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of September 30, 1996, and (2) reportable transactions for the nine months ended September 30, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



June 10, 1997

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1996

                                                          Fixed    Guaranteed    Stock       Stock    Intermediate
                                           Diversified    Income     Return      Fund         Fund    Term Bond
ASSETS                           Total         Fund        Fund       Fund         A           B          Fund
INVESTMENTS:
  Money market funds          $    14,713                                      $    4,145   $ 10,568
  Pooled investment funds       1,366,312   $1,179,957   $115,755                                        $70,600
  Corporate stock - common        562,453                                         296,814    265,639
  Group annuity contracts         147,904                           $147,904

     Total investments          2,091,382    1,179,957    115,755    147,904      300,959    276,207      70,600

RECEIVABLES - Income                   39                                              13         26

TOTAL ASSETS                    2,091,421    1,179,957    115,755    147,904      300,972    276,233      70,600

LIABILITY - Purchases
  pending settlement                   13                                               4          9

NET ASSETS AVAILABLE
  FOR BENEFITS                 $2,091,408   $1,179,957   $115,755   $147,904   $  300,968   $276,224     $70,600




See notes to financial statements.






ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NINE MONTHS ENDED SEPTEMBER 30, 1996
                                                           Fixed    Guaranteed    Stock     Stock   Intermediate
                                              Diversified  Income     Return       Fund      Fund    Term Bond
                                    Total         Fund      Fund       Fund         A         B         Fund
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR    $        -  $        -   $      -   $      -  $        -  $      -   $     -

INCOME:
  Earnings from Investments:
    Dividends                         4,284                                         2,599     1,681         4
    Interest                            544          37          7                    264       236
    Net appreciation in fair
      value of investments           67,507      60,723      2,331        941          73     2,225     1,214

      Total earnings from
         investments                 72,335      60,760      2,338        941       2,936     4,142     1,218

  Contributions:
    Employer                        299,773                    341                299,432
    Participants                  1,198,416     730,697     88,991     38,984               272,535    67,209
      Total contributions         1,498,189     730,697     89,332     38,984     299,432   272,535    67,209

      Total income                1,570,524     791,457     91,670     39,925     302,368   276,677    68,427

EXPENSES:
  Payments to participants
   or beneficiaries                   8,484       1,686      3,932                  1,400     1,100       366

Net income                        1,562,040     789,771     87,738     39,925     300,968   275,577    68,061

Net transfers between the funds                     300       (548)                             647      (399)
Transfers to the Plan               529,368     389,886     28,565    107,979                           2,938
      Total transfers               529,368     390,186     28,017    107,979                   647     2,539

NET INCREASE                      2,091,408   1,179,957    115,755    147,904     300,968   276,224    70,600

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR          $2,091,408  $1,179,957   $115,755   $147,904    $300,968  $276,224   $70,600

See notes to financial statements.

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 1996

1.	DESCRIPTION OF THE PLAN

 The following description of the Rockwell Retirement Savings Plan for Certain Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

a. General - The Plan is a defined contribution savings plan established by Rockwell International Corporation (the "Company") effective January 1, 1996. The Company's Employee Benefit Plan Committee, the Plan's Administrative Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N.A. serves as trustee for the Plan. The assets of the Plan are managed by the trustee and other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

 The Plan is composed of six funds: the Diversified Fund, which invests primarily in equity securities other than those issued by the Company; the Fixed Income Fund, which invests in fixed income securities; the Guaranteed Return Fund, which invests in contracts with insurance companies providing a guarantee of principal (backed by the general assets of the insurance company) and a specified rate of interest; Stock Funds A and B, which invest in or hold the Common Stock and the Class A Common Stock of the Company and the Intermediate Term Bond Fund which invests in U.S. government securities. The Class A Common Stock was converted to Common Stock effective February 23, 1997.

b. Participation - Participation in the Plan is extended to employees of participating units within the Company's Collins Radio
Divisions (as of January 1, 1996), the Airport Modification
Division (as of January 1, 1996), the Rockwell Guidance Repair
Center (as of May 1, 1996) and employees located at the Bellevue, Decorah and Manchester plants of the Company's Collins Air
Transport Division (as of June 1, 1996) who have been employed for 52 weeks. The Plan provides that eligible employees electing to become participants can contribute to the Plan, through either payroll deductions or deferrals at 1% of their base compensation
(as defined in the Plan). Participants currently contributing 1% are eligible to make a supplemental deduction or deferral contribution of 1% to 9% of their base compensation. Collins Air Transport participants may elect to make contributions of 1% to 14% of their base compensation. Guidance Repair Center participants may elect to make contributions of 1% to 11% of their base compensation.

 Amounts contributed by employees pursuant to payroll deductions are included in the participants' taxable income in the period of the contribution. Amounts contributed by employees pursuant to payroll deferral are excluded from the participants' taxable income until such amounts are received by them as a distribution from the Plan.

 The Plan provides that the Company, when extending the benefits of the Plan to any employee of a component of the Company or an affiliated company, may place such limitations as it deems appropriate on the amount of compensation deferral contributions or on compensation deduction contributions to comply with certain statutory limitations.

 A participant who elects compensation deduction contributions may, upon 15 days' notice, revoke such election and elect instead to make compensation deferral contributions effective on the first payroll payment date following the expiration of the notice period. A participant who has elected compensation deferral contributions may, by giving notice to the Company prior to April 1 or October 1 of any year, revoke such election and elect instead compensation deduction contributions effective the first payroll payment date in April or October of that year, respectively.

c. Investment Elections - A participant may elect to have contributions made to the Diversified Fund, the Fixed Income Fund, Stock Fund B, the Guaranteed Return Fund or the Intermediate Term
Bond Fund in increments of 5%. Participants may change such investment elections once each calendar quarter.

 A participant may elect once each calendar quarter to have 5% increments of his/her investment in the Diversified Fund, Fixed Income Fund, Stock Fund B or the Intermediate Term Bond Fund converted to units in any fund other than the Guaranteed Return Fund. The value of such units will be determined as of the first valuation date following such election. Such election shall have no effect on any other election offered under the Plan.

 Participants may annually elect to transfer a percentage of their Stock Fund B account to the Diversified Fund, Fixed Income Fund, Stock Fund B or the Intermediate Term Bond Fund. The allowable annual transfer is 10% of the Stock Fund B amount prior to reaching age 55, and 50% of the Stock Fund B account thereafter.

 A participant, upon attainment of age 65, may irrevocably elect to have (i) all or a portion of the units in Stock Fund A and/or (ii) all or a portion of the units in Stock Fund B converted to units in any fund other than the Guaranteed Return Fund. The value of such units will be determined on the first valuation date following such election. All subsequent Company contributions made to such participant's Company contributions account would be invested in the same funds in which the participant elected to invest contributions.

 Participants' contributions to the Guaranteed Return Fund are invested in a contract with John Hancock Mutual Life Insurance Company with a guaranteed annual return to participants for the contract period. The contract guarantees the following annual return:

                                     Guaranteed         Contract
    Periods of Contributions       Annual Return    Expiration Date

 April 1, 1996 - March 31, 1997       5.49%          March 31, 1999


 A participant with units in the Guaranteed Return Fund may irrevocably elect, by providing a notice at least 30 days prior to the contract expiration date, to convert his/her interest in such contract allocated to, in 5% increments, the Diversified Fund, Stock Fund B, the Intermediate Term Bond Fund, the Fixed Income Fund and/or the current Guaranteed Return Fund. Such conversion will be based on the value of units in such respective Funds as of the date of such expiration, or the valuation date immediately preceding the transfer of funds, whichever is later.



d. Unit Values - Participants do not own specific securities or other assets in the various Funds, but have an interest therein represented by units valued as of the last business day of each month. However, voting rights are extended to participants in proportion to their interest in the Common Stock and Class A
Common Stock held in Stock Funds A and B, as represented by Common Units and Class A Units. Contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

e. Contributions - The Company contributes (for facilities to which company contributions have been extended) to the Plan an amount equal to 100% of the participants' base compensation up to a maximum of $250 per year. Company contributions are generally made to Stock Fund A in the form of cash, Common Stock or any combination thereof.

f. Vesting - Amounts contributed by participants are fully vested at all times. Amounts contributed through compensation deduction contributions may be distributed at any time. However, amounts contributed through compensation deferral contributions may be distributed to participants only (i) upon termination of employment, (ii) upon attaining the age of 59-1/2 or (iii) upon demonstration by the participant to the Administrative Committee that there is hardship as defined in the Plan.

 Units attributable to Company contributions vest when a participant has completed five years of continuous service, except that all units fully vest upon termination of the Plan or upon a participant's (i) retirement, (ii) death, (iii) layoff, (iv) termination of employment because of inability to meet Company medical standards, (v) termination of employment in order to enter the Armed Forces of the United States or to accept employment with the Government of the United States, (vi) termination of employment in connection with the divestiture of a component of the Company or (vii) reaching age 65 while employed.

g. Benefit Claims Payable - Retiring participants may irrevocably elect at any time during the 30-day period ending on the day immediately prior to the effective date of their retirement to remain in the Plan without any further contributions until January 1 of the calendar year following the effective date of their retirement, at which time they shall be entitled to receive their account balance valued as of the valuation date immediately prior to such January 1. Terminated participants will receive their vested benefits no later than 60 days after the end of the plan year in which such termination occurs. Participants separating from service who have not attained the age of 65 and who have an account balance greater than $3,500 must provide written consent to the Plan Administrator in order to receive their distribution before reaching age 65. At September 30, 1996, the amount of such benefit claims payable to retired and terminated participants was approximately $4,000.

h. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of a participant's account, as defined by the Plan, represents a potential forfeiture. Such forfeitures reduce subsequent Company contributions to the Plan. However, if upon reemployment, the former participant fulfills certain requirements, as defined in the Plan, the previously forfeited nonvested portion of the participant's account will be restored through Company contributions.

i. Loans to Participants - The Plan provides for loans to participants. The participant may apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of his/her vested account balance) from the account balance. The loans can be repaid through payroll deductions over the period of 12 to 60 months or up to 120 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 12 months following the date of the loan. Interest is charged at a rate equal to the prime rate being charged by 75% of the largest 30 United States banks plus one percent. Payments of principal and interest are credited to the participant's account. Also, participants may have only one outstanding loan at a time. There were no outstanding loans at September 30, 1996.

j. Plan Termination - The Company has the right to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each participant's Company contributions account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Valuation of Investments - Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the fiscal year or, for listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date. Investments in Class A Common Stock of the Company are stated at fair value based upon the closing sales prices of the Common Stock into which it is convertible. Investments in certificates of deposit, money market funds and corporate debt instruments (commercial paper) are stated at cost which approximates fair value.

Valuation of Guaranteed Annuity Contracts - At September 30, 1996 the guaranteed annuity contracts with insurance companies are valued at fair value. The fair value of the guaranteed annuity contracts is approximately $146,000 at September 30, 1996. In September 1994, the American Institute of Certified Public Accountants issued Statement of Position 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans" ("SOP"). The SOP requires a defined contribution plan to report investment contracts with fully benefit responsive features at contract value and other investment contracts at fair value. According to the provisions of SOP 94-4, the Guaranteed Annuity contracts have been determined to be non-fully benefit responsive. As such, the contracts are presented at fair value on the statement of net assets available for benefits at September 30, 1996. The crediting interest rate at September 30, 1996 for the contract was 5.49%.

Valuation of Pooled Investment Funds - The Plan's interest in pooled investment funds represents investments in pooled investment funds in which the Plan and other Rockwell defined contribution plans participate. The Plan's interest in the funds is carried at fair value based on quoted market prices.

b. Expenses - Plan expenses are paid either by the Company or the Plan, as provided in the Plan document.

c. Use of Estimates - Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to the Plan during the reporting period. Actual results could differ from those estimates.

3.	UNIT VALUES

Participation units outstanding at September 30, 1996 and participants' equity per unit at the end of each quarter within the nine months then ended are as follows:

                                  Units      Participants' Equity Per Unit
                              Outstanding,   September     June      March
       Nine Months 1996       September 30      30          30         31

     Diversified Fund           1,044,335      $1.12      $1.09      $1.05
     Fixed Income Fund            112,183       1.05       1.03       1.01

     Guaranteed Return Fund:
     5.49% Contract               144,633       1.02       1.01        -

     Stock Fund A:
       Common Stock               295,551       1.02       1.02       1.03

     Stock Fund B:
       Common Stock               271,907       1.02       1.02       1.02

     Intermediate Term Bond
       Fund                        68,794       1.01        .99        .99

4.	INVESTMENTS EXCEEDING 5% OF NET ASSETS

The Plan's investments which exceeded 5% of net assets available for benefits as of September 30, 1996 are as follows (dollars in thousands):

	Description of Investment              1996

	Diversified Fund
	   (Pooled Equity Fund)            $1,179,957

	Rockwell International
	   Corporation Common Stock           296,814

	Rockwell International
	   Corporation Common Stock
	   Class A                            265,639

	Guaranteed Return Fund
	   (Group Annuity Contract)           147,904

	Fixed Income Fund
	   (Pooled Equity Fund)               115,755

5.	TAX STATUS

The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under
Section 401(a) and the related trust continues to be tax-exempt as of September 30, 1996. Therefore, no provision for income taxes is included in the Plan's financial statements.

6.	PLAN AMENDMENT

Effective December 6, 1996, Stock Funds C and D, consisting of Boeing Common Stock and representing Company matching and participant contributions made prior to December 6, 1996 respectively, have been added to the Plan. See footnote 7 for further discussion.

7.	SUBSEQUENT EVENT

On December 6, 1996, the Company divested its former Aerospace and Defense businesses (the "A&D Business") to The Boeing Company ("Boeing") by means of a merger in which the Company's predecessor corporation became a wholly-owned subsidiary of Boeing. As a result of this transaction, participants of the Plan received .042 shares of Boeing stock for each share of Rockwell stock which they held as of the transaction date. Participants who were employed in the former Rockwell A&D Business continue to retain their account balance with the Plan; however, participant contributions to the Plan were suspended as of the transaction date. Such participants continue to retain all rights in their account balances with the Plan, and they are eligible to participate in the Boeing North American Savings Plan for Certain Employees as provided by the terms of the Boeing Savings Plan document.

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1996

<CATPION>
         Column B                 Column C                 Column D    Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par                  Current
    or similar party          or maturity value              Cost       Value
DIVERSIFIED FUND

Pooled Diversified Fund:

   Diversified Fund (1)   Pooled diversified fund,
                          103,292 units                   $1,119,221  $1,179,957

(1)  Pooled funds held by Wells Fargo, as trustee.


FIXED INCOME FUND

Pooled Fixed Income Fund:

   Fixed Income Fund      Pooled fixed income fund
                          10,957 units                    $  114,057    $115,755

(1)  Pooled funds held by Wells Fargo, as trustee.


GUARANTEED RETURN FUND

Group Annuity Contracts

Pooled Guaranteed             Pooled guaranteed return
     Return Fund (1)            fund, 14,402 units        $  146,964    $147,904


(1)  Pooled funds held by Wells Fargo, as trustee.

STOCK FUND A

Common Stocks - Domestic

*Rockwell International
 Corporation                   5,265 shares               $  296,647    $296,814

Money Market Funds

*Wells Fargo & Company     Stagecoach Funds
                           Prime Money Market
                           Mutual Fund                    $    4,145    $  4,145

TOTAL INVESTMENTS - Stock Fund A                          $  300,792    $300,959





ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1996


         Column B                 Column C                Column D   Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par                 Current
    or similar party          or maturity value             Cost       Value

STOCK FUND B

Common Stocks -Domestic

*Rockwell International
  Corporation - Class A       4,712 shares               $  263,307  $  265,639

Money Market Funds

*Wells Fargo & Company    Stagecoach Funds
                          Prime Money Market
                          Mutual Funds                   $   10,568  $   10,568

TOTAL INVESTMENTS - Stock Fund B                         $  273,875  $  276,207


INTERMEDIATE TERM BOND FUND

Pooled Intermediate Term Bond Fund:

   Intermediate Term      Pooled intermediate term
     Bond Fund (1)          bond fund, 6,765 units       $   69,386  $   70,600

(1)  Pooled funds held by Wells Fargo, as trustee.


TOTAL INVESTMENTS - ALL FUNDS                            $2,024,295  $2,091,382



* Party-in-interest

















ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
NINE MONTHS ENDED SEPTEMBER 30, 1996

SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS
       Column A                 Column B                Column C    Column D    Column G    Column H      Column I

      Identify of                                       Purchase    Selling       Cost    Current Value   Net Gain
    Party Involved         Description of Asset          Price       Price      of Asset    of Asset      or (Loss)

*Wells Fargo               Fixed Income Fund -
                             Pooled Investments        $  187,693               $187,693     $187,693       $  -

*Wells Fargo               Fixed Income Fund -
                             Pooled Investments                       $74,268     73,637       73,637         631

*Wells Fargo               Diversified Fund -
                             Pooled Investments         1,120,021              1,120,021    1,120,021          -

*Wells Fargo               Diversified Fund -
                             Pooled Investments                           833        847          847         (14)

*Wells Fargo               Guaranteed Return Fund -
                             Group Annuity Contract       146,966                146,966      146,966

*Wells Fargo               Pacific American Fund -
                             Money Market                 597,940                597,940      597,940          -

*Wells Fargo               Pacific American Fund -
                             Money Market                             587,286    587,286      587,286          -

*Wells Fargo               Rockwell International Corp.
                             Common Stock                 562,438                562,438      562,438          -

*Wells Fargo               Government Bond Fund -          69,613                 69,613       69,613          -
                             Pooled Investments


ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
NINE MONTHS ENDED SEPTEMBER 30, 1996

SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS
       Column A                 Column B                Column C    Column D    Column G   Column H       Column I

      Identify of                                       Purchase    Selling      Cost    Current Value    Net Gain
    Party Involved         Description of Asset           Price       Price     of Asset    of Asset      or (Loss)

*Wells Fargo               Government Bond Fund -        $          $   228    $   228      $    228          -
                             Pooled Investments

*Wells Fargo               Stagecoach Treasury -
                             Money Market                 41,915                41,915        41,915          -

*Wells Fargo               Stagecoach Treasury -
                             Money Market                            40,070     40,070        40,070          -



*Party-in-interest














ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996

SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET
ASSETS

   Column A           Column B           Column C    Column D    Column G    Column H    Column I
  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)


Wells Fargo       Fixed Income Fund
                  Pooled Investments       4,016                  4,016        4,016          -

Wells Fargo       Fixed Income Fund
                  Pooled Investments       1,366                  1,366        1,366          -

Wells Fargo       Fixed Income Fund
                  Pooled Investments       1,546                  1,546        1,546          -

Wells Fargo       Fixed Income Fund
                  Pooled Investments       1,691                  1,691        1,691          -

Wells Fargo       Fixed Income Fund
                  Pooled Investments       2,747                  2,747        2,747          -

Wells Fargo       Fixed Income Fund
                  Pooled Investments       3,807                  3,807        3,807          -

Wells Fargo       Fixed Income Fund
                  Pooled Investments       4,685                  4,685        4,685          -

Wells Fargo       Fixed Income Fund
                  Pooled Investments       1,794                  1,794        1,794          -


ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET
ASSETS

   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Fixed Income Fund
                 Pooled Investments         2,274                  2,274       2,274           -

Wells Fargo      Fixed Income Fund
                 Pooled Investments         2,689                  2,689       2,689           -

Wells Fargo      Fixed Income Fund
                 Pooled Investments         3,193                  3,193       3,193           -

Wells Fargo      Fixed Income Fund
                 Pooled Investments         3,483                  3,483       3,483           -

Wells Fargo      Fixed Income Fund
                 Pooled Investments         4,350                  4,350       4,350           -

Wells Fargo      Fixed Income Fund
                 Pooled Investments         5,356                  5,356       5,356           -

Wells Fargo      Fixed Income Fund
                 Pooled Investments         5,212                  5,212       5,212           -

Wells Fargo      Fixed Income Fund
                 Pooled Investments         9,001                  9,001       9,001           -


ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET
ASSETS

   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Fixed Income Fund
                 Pooled Investments         7,174                  7,174       7,174            -

Wells Fargo      Fixed Income Fund
                 Pooled Investments         3,735                  3,735       3,735            -

Wells Fargo      Fixed Income Fund
                 Pooled Investments         3,827                  3,827       3,827            -

Wells Fargo      Fixed Income Fund
                 Pooled Investments         4,634                  4,634       4,634            -

Wells Fargo      Fixed Income Fund
                 Pooled Investments        15,460                 15,460      15,460            -

Wells Fargo      Fixed Income Fund
                 Pooled Investments        16,940                 16,940      16,940            -

Wells Fargo      Fixed Income Fund
                 Pooled Investments         3,683                  3,683       3,683            -

Wells Fargo      Fixed Income Fund
                 Pooled Investments                    26,572     26,405      26,572           167

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET
ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Fixed Income Fund
                 Pooled Investments         4,446                  4,446        4,446           -

Wells Fargo      Fixed Income Fund
                 Pooled Investments         4,984                  4,984        4,984           -

Wells Fargo      Fixed Income Fund
                 Pooled Investments         2,294                  2,294        2,294           -

Wells Fargo      Fixed Income Fund
                 Pooled Investments         2,985                  2,985        2,985           -

Wells Fargo      Fixed Income Fund
                 Pooled Investments                    33,514     33,207       33,514          307

Wells Fargo      Fixed Income Fund
                 Pooled Investments         3,979                  3,979        3,979           -

Wells Fargo      Fixed Income Fund
                 Pooled Investments         2,394                  2,394        2,394           -

Wells Fargo      Fixed Income Fund
                 Pooled Investments         2,609                  2,609        2,609           -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Fixed Income Fund
                 Pooled Investments        3,349                   3,349       3,349           -

Wells Fargo      Fixed Income Fund
                 Pooled Investments                     5,604      5,538       5,604          66

Wells Fargo      Fixed Income Fund
                 Pooled Investments        4,427                   4,427       4,427           -

Wells Fargo      Fixed Income Fund
                 Pooled Investments        2,355                   2,355       2,355           -

Wells Fargo      Fixed Income Fund
                 Pooled Investments       28,427                  28,427      28,427           -

Wells Fargo      Fixed Income Fund
                 Pooled Investments        2,573                   2,573       2,573           -

Wells Fargo      Fixed Income Fund
                 Pooled Investments        3,438                   3,438       3,438           -

Wells Fargo      Fixed Income Fund
                 Pooled Investments                     3,379      3,342       3,379          37


ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Fixed Income Fund
                 Pooled Investments                      843        834         843             9

Wells Fargo      Fixed Income Fund
                 Pooled Investments                      325        322         325             3

Wells Fargo      Fixed Income Fund
                 Pooled Investments         3,988                 3,988       3,988             -

Wells Fargo      Fixed Income Fund
                 Pooled Investments                     4,031     3,989       4,031            42

Wells Fargo      Fixed Income Fund
                 Pooled Investments         2,782                 2,782       2,782             -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Diversified Fund
                 Pooled Investments        17,544                 17,544       17,544          -

Wells Fargo      Diversified Fund
                 Pooled Investments        10,379                 10,379       10,379          -

Wells Fargo      Diversified Fund
                 Pooled Investments        10,942                 10,942       10,942          -

Wells Fargo      Diversified Fund
                 Pooled Investments        11,578                 11,578       11,578          -

Wells Fargo      Diversified Fund
                 Pooled Investments        11,888                 11,888       11,888          -

Wells Fargo      Diversified Fund
                 Pooled Investments        11,766                 11,766       11,766          -

Wells Fargo      Diversified Fund
                 Pooled Investments        11,637                 11,637       11,637          -

Wells Fargo      Diversified Fund
                 Pooled Investments        12,708                 12,708       12,708          -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Diversified Fund
                 Pooled Investments        12,652                  12,652       12,652          -

Wells Fargo      Diversified Fund
                 Pooled Investments        12,681                  12,681       12,681          -

Wells Fargo      Diversified Fund
                 Pooled Investments        12,625                  12,625       12,625          -

Wells Fargo      Diversified Fund
                 Pooled Investments        12,735                  12,735       12,735          -

Wells Fargo      Diversified Fund
                 Pooled Investments        12,407                  12,407       12,407          -

Wells Fargo      Diversified Fund
                 Pooled Investments        12,001                  12,001       12,001          -

Wells Fargo      Diversified Fund
                 Pooled Investments        17,789                  17,789       17,789          -

Wells Fargo      Diversified Fund
                 Pooled Investments        63,971                  63,971       63,971          -


ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

 Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Diversified Fund
                 Pooled Investments        53,351                 53,351       53,351           -

Wells Fargo      Diversified Fund
                 Pooled Investments        13,825                 13,825       13,825           -

Wells Fargo      Diversified Fund
                 Pooled Investments        13,602                 13,602       13,602           -

Wells Fargo      Diversified Fund
                 Pooled Investments        13,561                 13,561       13,561           -

Wells Fargo      Diversified Fund
                 Pooled Investments        13,706                 13,706       13,706           -

Wells Fargo      Diversified Fund
                 Pooled Investments        14,085                 14,085       14,085           -

Wells Fargo      Diversified Fund
                 Pooled Investments        19,860                 19,860       19,860           -

Wells Fargo      Diversified Fund
                 Pooled Investments         9,118                  9,118        9,118           -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


  Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Diversified Fund
                 Pooled Investments        19,191                 19,191       19,191           -

Wells Fargo      Diversified Fund
                 Pooled Investments        19,492                 19,492       19,492           -

Wells Fargo      Diversified Fund
                 Pooled Investments        20,250                 20,250       20,250           -

Wells Fargo      Diversified Fund
                 Pooled Investments        20,257                 20,257       20,257           -

Wells Fargo      Diversified Fund
                 Pooled Investments        13,044                 13,044       13,044           -

Wells Fargo      Diversified Fund
                 Pooled Investments        20,894                 20,894       20,894           -

Wells Fargo      Diversified Fund
                 Pooled Investments        21,068                 21,068       21,068           -

Wells Fargo      Diversified Fund
                 Pooled Investments        21,252                 21,252       21,252           -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Diversified Fund
                 Pooled Investments                      833         847          833          (14)

Wells Fargo      Diversified Fund
                 Pooled Investments        21,425                 21,425       21,425            -

Wells Fargo      Diversified Fund
                 Pooled Investments         1,896                  1,896        1,896            -

Wells Fargo      Diversified Fund
                 Pooled Investments        21,444                 21,444       21,444            -

Wells Fargo      Diversified Fund
                 Pooled Investments        23,474                 23,474       23,474            -

Wells Fargo      Diversified Fund
                 Pooled Investments       389,886                389,886      389,886            -

Wells Fargo      Diversified Fund
                 Pooled Investments        23,216                 23,216       23,216            -

Wells Fargo      Diversified Fund
                 Pooled Investments        25,336                 25,336       25,336            -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Diversified Fund
                 Pooled Investments          605                     605         605            -

Wells Fargo      Diversified Fund
                 Pooled Investments        23,873                 23,873      23,873            -

Wells Fargo      Diversified Fund
                 Pooled Investments         1,985                  1,985      12,625            -

Wells Fargo      Diversified Fund
                 Pooled Investments        25,072                 25,072      25,072            -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,872                   1,872        1,872            -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,120                   1,120        1,120            -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,160                   1,160        1,160            -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,264                   1,264        1,264            -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,314                   1,314        1,314            -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,302                   1,302        1,302            -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,250                   1,250        1,250            -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,344                   1,344        1,344            -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,419                  1,419         1,419           -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,389                  1,389         1,389           -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,392                  1,392         1,392           -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,373                  1,373         1,373           -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,324                  1,324         1,324           -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,236                  1,236         1,236           -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,641                  1,641         1,641           -

Wells Fargo      Government Bond Fund
                 Pooled Investments        6,294                  6,294         6,294           -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Government Bond Fund
                 Pooled Investments        5,266                  5,266        5,266            -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,387                  1,387        1,387            -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,360                  1,360        1,360            -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,326                  1,326        1,326            -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,350                  1,350        1,350            -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,333                  1,333        1,333            -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,657                  1,657        1,657            -

Wells Fargo      Government Bond Fund
                 Pooled Investments          289                    289          289            -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,707                   1,707       1,707           -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,738                   1,738       1,738           -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,753                   1,753       1,753           -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,687                   1,687       1,687           -

Wells Fargo      Government Bond Fund
                 Pooled Investments          758                     758         758           -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,736                   1,736       1,736           -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,816                   1,816       1,816           -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,764                   1,764       1,764           -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,763                  1,763        1,763           -

Wells Fargo      Government Bond Fund
                 Pooled Investments           97                     97           97           -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,800                  1,800        1,800           -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,528                  1,528        1,528           -

Wells Fargo      Government Bond Fund
                 Pooled Investments        2,922                  2,922        2,922           -

Wells Fargo      Government Bond Fund
                 Pooled Investments        1,864                  1,864        1,864           -

Wells Fargo      Government Bond Fund
                 Pooled Investments        2,118                  2,188        2,118           -

Wells Fargo      Government Bond Fund
                 Pooled Investments                   126           126          126           -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Government Bond Fund
                 Pooled Investments         1,910                  1,910        1,910           -

Wells Fargo      Government Bond Fund
                 Pooled Investments                       102        102          102           -

Wells Fargo      Government Bond Fund
                 Pooled Investments         1,990                  1,990        1,990           -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract       58                     58           58           -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract       26                     26           26           -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract      948                    948          948           -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract    2,471                  2,471        2,471           -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract      542                    542          542           -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract      523                    523          523           -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract      542                    542          542           -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract      609                    609          609            -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract       527                   527          527            -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract     1,420                 1,420        1,420            -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract     1,876                 1,876        1,876            -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract     1,400                 1,400        1,400            -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract     1,495                 1,495        1,495            -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract     1,651                 1,651        1,651            -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract     1,787                 1,787        1,787            -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract     2,146                 2,146        2,146            -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract      1,744                 1,744         1,744          -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract      1,898                 1,898         1,898          -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract      1,925                 1,925         1,925          -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract      1,943                 1,943         1,943          -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract        484                   484           484          -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract      1,967                 1,967         1,967          -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract      2,085                 2,085         2,085          -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract    102,255               102,255       102,255          -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract     2,165                  2,165       2,165            -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract     2,252                  2,252       2,252            -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract     5,725                  5,725       5,725            -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract     2,095                  2,095       2,095            -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract       148                    148         148            -

Wells Fargo      Guaranteed Return Fund
                 Group Annuity Contract     2,259                  2,259       2,259            -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market               27,196                27,196       27,196          -

Wells Fargo      Pacific American Fund
                 Money Market                          27,154     27,154      27,154           -

Wells Fargo      Pacific American Fund
                 Money Market               17,033                17,033      17,033           -

Wells Fargo      Pacific American Fund
                 Money Market                          17,062     17,062      17,062           -

Wells Fargo      Pacific American Fund
                 Money Market                   34                    34          34           -

Wells Fargo      Pacific American Fund
                 Money Market               18,006                18,006      18,006           -

Wells Fargo      Pacific American Fund
                 Money Market                          17,933     17,993      17,993           -

Wells Fargo      Pacific American Fund
                 Money Market               16,113                16,113      16,113           -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market                          16,087     16,087      16,087            -

Wells Fargo      Pacific American Fund
                 Money Market              12,564                 12,564      12,564            -

Wells Fargo      Pacific American Fund
                 Money Market                          12,559     12,559      12,559            -

Wells Fargo      Pacific American Fund
                 Money Market               9,904                  9,904       9,904            -

Wells Fargo      Pacific American Fund
                 Money Market                  44                     44          44            -

Wells Fargo      Pacific American Fund
                 Money Market               7,991                  7,991       7,991            -

Wells Fargo      Pacific American Fund
                 Money Market                           7,991      7,991       7,991            -

Wells Fargo      Pacific American Fund
                 Money Market               7,991                  7,991       7,991            -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market                          17,997     17,997        17,997          -

Wells Fargo      Pacific American Fund
                 Money Market                           1,658      1,658         1,658          -

Wells Fargo      Pacific American Fund
                 Money Market                1,658                 1,658         1,658          -

Wells Fargo      Pacific American Fund
                 Money Market                           1,464      1,464         1,464          -

Wells Fargo      Pacific American Fund
                 Money Market                7,406                 7,406         7,406          -

Wells Fargo      Pacific American Fund
                 Money Market                           7,598      7,598         7,598          -

Wells Fargo      Pacific American Fund
                 Money Market               11,345                11,345        11,345          -

Wells Fargo      Pacific American Fund
                 Money Market                6,885                 6,885         6,885          -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market                20                      20           20            -

Wells Fargo      Pacific American Fund
                 Money Market                          18,199    18,199       18,199            -

Wells Fargo      Pacific American Fund
                 Money Market             6,474                   6,474        6,474            -

Wells Fargo      Pacific American Fund
                 Money Market             6,925                   6,925        6,925            -

Wells Fargo      Pacific American Fund
                 Money Market                           5,976     5,976        5,976            -

Wells Fargo      Pacific American Fund
                 Money Market             6,611                   6,611        6,611            -

Wells Fargo      Pacific American Fund
                 Money Market            14,580                  14,580       14,580            -

Wells Fargo      Pacific American Fund
                 Money Market             5,905                   5,905        5,905            -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market                          14,020     14,020       14,020           -

Wells Fargo      Pacific American Fund
                 Money Market                          20,515     20,515       20,515           -

Wells Fargo      Pacific American Fund
                 Money Market                 60                      60           60           -

Wells Fargo      Pacific American Fund
                 Money Market              6,339                   6,339        6,339           -

Wells Fargo      Pacific American Fund
                 Money Market                           6,361      6,361        6,361           -

Wells Fargo      Pacific American Fund
                 Money Market              5,577                   5,577        5,577           -

Wells Fargo      Pacific American Fund
                 Money Market                              43         43           43           -

Wells Fargo      Pacific American Fund
                 Money Market                           5,582      5,582        5,582           -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market               5,393                  5,393        5,393           -

Wells Fargo      Pacific American Fund
                 Money Market                           5,413      5,413        5,413           -

Wells Fargo      Pacific American Fund
                 Money Market               2,181                  2,181        2,181           -

Wells Fargo      Pacific American Fund
                 Money Market               4,537                  4,537        4,537           -

Wells Fargo      Pacific American Fund
                 Money Market                           6,747      6,747        6,747           -

Wells Fargo      Pacific American Fund
                 Money Market               4,599                  4,599        4,599           -

Wells Fargo      Pacific American Fund
                 Money Market                  17                     17           17           -

Wells Fargo      Pacific American Fund
                 Money Market                           4,563      4,563        4,563           -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market              4,415                   4,415       4,415           -

Wells Fargo      Pacific American Fund
                 Money Market              6,488                   6,488       6,488           -

Wells Fargo      Pacific American Fund
                 Money Market                          6,439       6,439       6,439           -

Wells Fargo      Pacific American Fund
                 Money Market              4,168                   4,168       4,168           -

Wells Fargo      Pacific American Fund
                 Money Market                          4,178       4,178       4,178           -

Wells Fargo      Pacific American Fund
                 Money Market                  8                       8           8           -

Wells Fargo      Pacific American Fund
                 Money Market              4,425                   4,425       4,425           -

Wells Fargo      Pacific American Fund
                 Money Market                          4,410       4,410       4,410           -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market              4,695                  4,695        4,695           -

Wells Fargo      Pacific American Fund
                 Money Market                          4,739      4,739        4,739           -

Wells Fargo      Pacific American Fund
                 Money Market              4,950                  4,950        4,950           -

Wells Fargo      Pacific American Fund
                 Money Market                          4,940      4,940       4,940            -

Wells Fargo      Pacific American Fund
                 Money Market              4,949                  4,949       4,949            -

Wells Fargo      Pacific American Fund
                 Money Market                 15                     15          15            -

Wells Fargo      Pacific American Fund
                 Money Market              4,840                  4,840       4,840            -

Wells Fargo      Pacific American Fund
                 Money Market                          4,840      4,840       4,840            -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market              4,840                  4,840       4,840            -

Wells Fargo      Pacific American Fund
                 Money Market                           9,833     9,833       9,833            -

Wells Fargo      Pacific American Fund
                 Money Market               5,303                 5,303       5,303            -

Wells Fargo      Pacific American Fund
                 Money Market                  78                    78          78            -

Wells Fargo      Pacific American Fund
                 Money Market                           5,369     5,369       5,369            -

Wells Fargo      Pacific American Fund
                 Money Market               5,424                 5,424       5,424            -

Wells Fargo      Pacific American Fund
                 Money Market                           5,403     5,403       5,403            -

Wells Fargo      Pacific American Fund
                 Money Market               5,434                 5,434       5,434            -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market                           5,467      5,467       5,467           -

Wells Fargo      Pacific American Fund
                 Money Market               5,238                  5,238       5,238           -

Wells Fargo      Pacific American Fund
                 Money Market                  19                     19          19           -

Wells Fargo      Pacific American Fund
                 Money Market                            5,235     5,235       5,235           -

Wells Fargo      Pacific American Fund
                 Money Market               5,362                  5,362       5,362           -

Wells Fargo      Pacific American Fund
                 Money Market                            5,381     5,381       5,381           -

Wells Fargo      Pacific American Fund
                 Money Market               5,070                  5,070       5,070           -

Wells Farg       Pacific American Fund
                 Money Market                            5,022     5,022       5,022           -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market               4,993                  4,993        4,993          -

Wells Fargo      Pacific American Fund
                 Money Market                           5,028      5,028        5,028          -

Wells Fargo      Pacific American Fund
                 Money Market               8,150                  8,150        8,150          -

Wells Fargo      Pacific American Fund
                 Money Market                  21                     21           21          -

Wells Fargo      Pacific American Fund
                 Money Market                           8,125      8,125        8,125          -

Wells Fargo      Pacific American Fund
                 Money Market              18,590                 18,590       18,590          -

Wells Fargo      Pacific American Fund
                 Money Market                          18,653     18,653       18,653          -

Wells Fargo      Pacific American Fund
                 Money Market              22,865                 22,865       22,865          -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market                              18         18           18            -

Wells Fargo      Pacific American Fund
                 Money Market                          22,818     22,818       22,818            -

Wells Fargo      Pacific American Fund
                 Money Market               5,685                  5,685        5,685            -

Wells Fargo      Pacific American Fund
                 Money Market                           5,674      5,674        5,674            -

Wells Fargo      Pacific American Fund
                 Money Market               5,647                  5,647        5,647            -

Wells Fargo      Pacific American Fund
                 Money Market                           5,643      5,643        5,643            -

Wells Fargo      Pacific American Fund
                 Money Market               5,612                  5,612        5,612            -

Wells Fargo      Pacific American Fund
                 Money Market                 540                    540          540            -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market                          5,640      5,640        5,640           -

Wells Fargo      Pacific American Fund
                 Money Market              5,431                  5,431        5,431           -

Wells Fargo      Pacific American Fund
                 Money Market                          5,885      5,885        5,885           -

Wells Fargo      Pacific American Fund
                 Money Market              5,569                  5,569        5,569           -

Wells Fargo      Pacific American Fund
                 Money Market                          5,569      5,569        5,569           -

Wells Fargo      Pacific American Fund
                 Money Market              5,569                  5,569        5,569           -

Wells Fargo      Pacific American Fund
                 Money Market                          5,621      5,621        5,621           -

Wells Fargo      Pacific American Fund
                 Money Market              7,041                  7,041        7,041           -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market                          7,018       7,018       7,018           -

Wells Fargo      Pacific American Fund
                 Money Market              3,944                   3,944       3,944           -

Wells Fargo      Pacific American Fund
                 Money Market              6,866                   6,866       6,866           -

Wells Fargo      Pacific American Fund
                 Money Market                 23                      23          23           -

Wells Fargo      Pacific American Fund
                 Money Market                         10,783      10,783      10,783           -

Wells Fargo      Pacific American Fund
                 Money Market              6,877                   6,877       6,877           -

Wells Fargo      Pacific American Fund
                 Money Market              6,862                   6,862       6,862           -

Wells Fargo      Pacific American Fund
                 Money Market                          6,860       6,860       6,860           -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market              7,088                  7,088        7,088           -

Wells Fargo      Pacific American Fund
                 Money Market              2,986                  2,986        2,986           -

Wells Fargo      Pacific American Fund
                 Money Market              7,203                  7,203        7,203           -

Wells Fargo      Pacific American Fund
                 Money Market                          13,969    13,969       13,969           -

Wells Fargo      Pacific American Fund
                 Money Market                          10,206    10,206       10,206           -

Wells Fargo      Pacific American Fund
                 Money Market                 49                     49           49           -

Wells Fargo      Pacific American Fund
                 Money Market              7,447                  7,447        7,447           -

Wells Fargo      Pacific American Fund
                 Money Market                           7,503     7,503        7,503           -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market               7,470                  7,470       7,470            -

Wells Fargo      Pacific American Fund
                 Money Market                             43          43          43            -

Wells Fargo      Pacific American Fund
                 Money Market                          7,461       7,461       7,461            -

Wells Fargo      Pacific American Fund
                 Money Market               7,540                  7,540       7,540            -

Wells Fargo      Pacific American Fund
                 Money Market                          7,601       7,601       7,601            -

Wells Fargo      Pacific American Fund
                 Money Market                 947                    947         947            -

Wells Fargo      Pacific American Fund
                 Money Market               7,277                  7,277       7,277            -

Wells Fargo      Pacific American Fund
                 Money Market                          8,193       8,193       8,193            -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market              8,376                  8,376        8,376            -

Wells Fargo      Pacific American Fund
                 Money Market                 21                     21           21            -

Wells Fargo      Pacific American Fund
                 Money Market                          8,358      8,358        8,358            -

Wells Fargo      Pacific American Fund
                 Money Market              8,300                  8,300        8,300            -

Wells Fargo      Pacific American Fund
                 Money Market              1,691                  1,691        1,691            -

Wells Fargo      Pacific American Fund
                 Money Market                          1,691      1,691        1,691            -

Wells Fargo      Pacific American Fund
                 Money Market              2,747                  2,747        2,747            -

Wells Fargo      Pacific American Fund
                 Money Market                          2,747      2,747        2,747            -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market              3,807                   3,807       3,807           -

Wells Fargo      Pacific American Fund
                 Money Market                           3,807      3,807       3,807           -

Wells Fargo      Pacific American Fund
                 Money Market                  4                       4           4           -

Wells Fargo      Pacific American Fund
                 Money Market                               4          4           4           -

Wells Fargo      Pacific American Fund
                 Money Market                  4                       4           4           -

Wells Fargo      Pacific American Fund
                 Money Market                               4          4           4           -

Wells Fargo      Pacific American Fund
                 Money Market                  4                       4           4           -
Wells Fargo      Pacific American Fund
                 Money Market              4,984                   4,984       4,984           -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market                          4,984       4,985        4,986           1

Wells Fargo      Pacific American Fund
                 Money Market               2,294                  2,294        2,294           -

Wells Fargo      Pacific American Fund
                 Money Market                          2,294       2,294        2,294           -

Wells Fargo      Pacific American Fund
                 Money Market                2,985                 2,985        2,985           -

Wells Fargo      Pacific American Fund
                 Money Market                          2,985       2,985        2,985           -

Wells Fargo      Pacific American Fund
                 Money Market                     3                    3            3           -

Wells Fargo      Pacific American Fund
                 Money Market                              7           7            7           -

Wells Fargo      Pacific American Fund
                 Money Market                11,578               11,578          11,578        -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market                         11,578      11,578      11,578           -

Wells Fargo      Pacific American Fund
                 Money Market             11,888                  11,888      11,888           -

Wells Fargo      Pacific American Fund
                 Money Market                         11,888      11,888      11,888           -

Wells Fargo      Pacific American Fund
                 Money Market             11,766                  11,766      11,766           -

Wells Fargo      Pacific American Fund
                 Money Market                         11,766      11,766      11,766           -

Wells Fargo      Pacific American Fund
                 Money Market                 15                      15          15           -

Wells Fargo      Pacific American Fund
                 Money Market                             15          15          15           -

Wells Fargo      Pacific American Fund
                 Money Market                 15                      15          15           -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market                             16          16          16           -

Wells Fargo      Pacific American Fund
                 Money Market                  16                     16          16           -

Wells Fargo      Pacific American Fund
                 Money Market              19,492                 19,492      19,492           -

Wells Fargo      Pacific American Fund
                 Money Market                          19,492      19,492      19,492           -

Wells Fargo      Pacific American Fund
                 Money Market              20,250                  20,250      20,250           -

Wells Fargo      Pacific American Fund
                 Money Market                          20,250      20,250      20,250           -

Wells Fargo      Pacific American Fund
                 Money Market              20,257                  20,257      20,257           -

Wells Fargo      Pacific American Fund
                 Money Market                          20,257      20,257      20,257           -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market                 21                     21          21            -

Wells Fargo      Pacific American Fund
                 Money Market                            37          37          37            -

Wells Fargo      Pacific American Fund
                 Money Market              1,264                  1,264       1,264            -

Wells Fargo      Pacific American Fund
                 Money Market                         1,264       1,264       1,264            -

Wells Fargo      Pacific American Fund
                 Money Market              1,314                  1,314       1,314            -

Wells Fargo      Pacific American Fund
                 Money Market                         1,314       1,314       1,314            -

Wells Fargo      Pacific American Fund
               . Money Market              1,302                  1,302       1,302            -

Wells Fargo      Pacific American Fund
                 Money Market                         1,302       1,302       1,302            -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market                  2                       2            2          -

Wells Fargo      Pacific American Fund
                 Money Market                              2           2            2          -

Wells Fargo      Pacific American Fund
                 Money Market                   2                      2            2          -

Wells Fargo      Pacific American Fund
                 Money Market                               2          2            2          -

Wells Fargo      Pacific American Fund
                 Money Market                   2                      2            2          -

Wells Fargo      Pacific American Fund
                 Money Market               1,738                  1,738        1,738          -

Wells Fargo      Pacific American Fund
                 Money Market                           1,738      1,738        1,738          -

Wells Fargo      Pacific American Fund
                 Money Market               1,753                  1,753        1,753          -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B           Column C    Column D    Column G    Column H      Column I

  Identity of                            Purchase     Selling      Cost    Current Value   Net Gain
Party Involved   Description of Asset      Price       Price     of Asset    of Asset      or (Loss)

Wells Fargo      Pacific American Fund
                 Money Market                          1,753      1,753        1,753          -

Wells Fargo      Pacific American Fund
                 Money Market              1,687                  1,687        1,687          -

Wells Fargo      Pacific American Fund
                 Money Market                          1,687      1,687        1,687          -

Wells Fargo      Pacific American Fund
                 Money Market                  2                      2            2          -

Wells Fargo      Pacific American Fund
                 Money Market                              4          4            4          -

Wells Fargo      Pacific American Fund
                 Money Market                 1,495               1,495        1,495          -

Wells Fargo      Pacific American Fund
                 Money Market                           1,495      1,495       1,495          -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B              Column C    Column D  Column G   Column H     Column I

  Identity of                               Purchase    Selling     Cost   Current Value  Net Gain
Party Involved   Description of Asset         Price      Price    of Asset    of Asset    or (Loss)

Wells Fargo    Rockwell International Corp.
               Common Stock                   27,154                27,154       27,154         -

Wells Fargo    Rockwell International Corp.
               Common Stock                   17,062                17,062       17,062         -

Wells Fargo    Rockwell International Corp.
               Common Stock                   17,993                17,993       17,993         -

Wells Fargo    Rockwell International Corp.
               Common Stock                   16,087                16,087       16,087         -

Wells Fargo    Rockwell International Corp.
               Common Stock                   12,559                12,559       12,559         -

Wells Fargo    Rockwell International Corp.
               Common Stock                   17,997                17,997       17,997         -

Wells Fargo    Rockwell International Corp.
               Common Stock                    8,487                 8,487        8,487         -

Wells Fargo    Rockwell International Corp.
               Common Stock                    6,955                 6,955        6,955         -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B              Column C    Column D  Column G   Column H     Column I

  Identity of                               Purchase    Selling     Cost   Current Value  Net Gain
Party Involved   Description of Asset         Price      Price    of Asset    of Asset    or (Loss)

Wells Fargo    Rockwell International Corp.
               Common Stock                   5,843                 5,843       5,843         -

Wells Fargo    Rockwell International Corp.
               Common Stock                   4,941                 4,941       4,941         -

Wells Fargo    Rockwell International Corp.
               Common Stock                   4,513                 4,513       4,513         -

Wells Fargo    Rockwell International Corp.
               Common Stock                   4,018                 4,018       4,018         -

Wells Fargo    Rockwell International Corp.
               Common Stock                   3,428                 3,428       3,428         -

Wells Fargo    Rockwell International Corp.
               Common Stock                   4,734                 4,734       4,734         -

Wells Fargo    Rockwell International Corp.
               Common Stock                  16,673                16,673      16,673         -

Wells Fargo    Rockwell International Corp.
               Common Stock                  11,208                11,208      11,208         -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B              Column C    Column D  Column G   Column H     Column I

  Identity of                               Purchase    Selling     Cost   Current Value  Net Gain
Party Involved   Description of Asset         Price      Price    of Asset    of Asset    or (Loss)

Wells Fargo    Rockwell International Corp.
               Common Stock                   2,416                 2,416       2,416          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   1,881                 1,881       1,881          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   1,842                 1,842       1,842          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   2,622                 2,622       2,622          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   1,464                 1,464       1,464          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   7,598                 7,598       7,598          -

Wells Fargo    Rockwell International Corp.
               Common Stock                  18,199                18,199      18,199          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   5,976                 5,976       5,976          -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B              Column C    Column D  Column G   Column H     Column I

  Identity of                               Purchase    Selling     Cost   Current Value  Net Gain
Party Involved   Description of Asset         Price      Price    of Asset    of Asset    or (Loss)

Wells Fargo    Rockwell International Corp.
               Common Stock                  14,020                14,020      14,020          -

Wells Fargo    Rockwell International Corp.
               Common Stock                  20,515                20,515      20,515          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   6,361                 6,361       6,361          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   5,582                 5,582       5,582          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   5,413                 5,413       5,413          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   6,747                 6,747       6,747          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   4,567                 4,567       4,567          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   4,466                 4,466       4,466          -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B              Column C    Column D  Column G   Column H     Column I

  Identity of                               Purchase    Selling     Cost   Current Value  Net Gain
Party Involved   Description of Asset         Price      Price    of Asset    of Asset    or (Loss)

Wells Fargo    Rockwell International Corp.
               Common Stock                   3,962                 3,962       3,962          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   4,746                 4,746       4,746          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   6,439                 6,439       6,439          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   4,178                 4,178       4,178          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   4,410                 4,410       4,410          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   4,739                 4,739       4,739          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   4,940                 4,940       4,940          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   9,853                 9,853       9,853          -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B              Column C    Column D  Column G   Column H     Column I

  Identity of                               Purchase    Selling     Cost   Current Value  Net Gain
Party Involved   Description of Asset         Price      Price    of Asset    of Asset    or (Loss)

Wells Fargo    Rockwell International Corp.
               Common Stock                   5,369                 5,369       5,369          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   5,403                 5,403       5,403          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   5,486                 5,486       5,486          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   5,235                 5,235       5,235          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   5,381                 5,381       5,381          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   5,022                 5,022       5,022          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   5,028                 5,028       5,028          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   8,125                 8,125       8,125          -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B              Column C    Column D  Column G   Column H     Column I

  Identity of                               Purchase    Selling     Cost   Current Value  Net Gain
Party Involved   Description of Asset         Price      Price    of Asset    of Asset    or (Loss)

Wells Fargo    Rockwell International Corp.
               Common Stock                  18,671                18,671     18,671          -

Wells Fargo    Rockwell International Corp.
               Common Stock                  22,818                22,818     22,818          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   5,674                 5,674      5,674          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   5,643                 5,643      5,643          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   5,640                 5,640      5,640          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   5,885                 5,885      5,885          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   5,621                 5,621      5,621          -

Wells Fargo    Rockwell International Corp.
               Common Stock                   7,018                 7,018      7,018          -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B              Column C    Column D  Column G   Column H     Column I

  Identity of                               Purchase    Selling     Cost   Current Value  Net Gain
Party Involved   Description of Asset         Price      Price    of Asset    of Asset    or (Loss)

Wells Fargo    Rockwell International Corp.
               Common Stock                  10,783                10,783      10,783        -

Wells Fargo    Rockwell International Corp.
               Common Stock                   6,860                 6,860       6,860        -

Wells Fargo    Rockwell International Corp.
               Common Stock                  13,969                13,969      13,969        -

Wells Fargo    Rockwell International Corp.
               Common Stock                  10,206                10,206      10,206        -

Wells Fargo    Rockwell International Corp.
               Common Stock                   7,503                 7,503       7,503        -

Wells Fargo    Rockwell International Corp.
               Common Stock                   7,461                 7,461       7,461        -

Wells Fargo    Rockwell International Corp.
               Common Stock                   7,601                 7,601       7,601        -

Wells Fargo    Rockwell International Corp.
               Common Stock                   8,193                 8,193       8,193        -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B              Column C    Column D  Column G   Column H     Column I

  Identity of                               Purchase    Selling     Cost   Current Value  Net Gain
Party Involved   Description of Asset         Price      Price    of Asset    of Asset    or (Loss)

Wells Fargo    Rockwell International Corp.
               Common Stock                   8,363                8,363       8,363         -

Wells Fargo    Rockwell International Corp.
               Common Stock                   8,360                8,360       8,360         -

Wells Fargo    Rockwell International Corp.
               Common Stock                   9,040                9,040       9,040         -

Wells Fargo    Rockwell International Corp.
               Common Stock                   9,492                9,492       9,492         -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B              Column C    Column D  Column G   Column H     Column I

  Identity of                               Purchase    Selling     Cost   Current Value  Net Gain
Party Involved   Description of Asset         Price      Price    of Asset    of Asset    or (Loss)

Wells Fargo      Stagecoach Treasury.
                 Money Market                1,371                 1,371       1,371          -

Wells Fargo      Stagecoach Treasury.
                 Money Market                             4,466    4,466       4,466          -

Wells Fargo      Stagecoach Treasury.
                 Money Market                3,983                 3,983       3,983          -

Wells Fargo      Stagecoach Treasury.
                 Money Market                             3,962    3,962       3,962          -

Wells Fargo      Stagecoach Treasury.
                 Money Market                                 3        3           3          -

Wells Fargo      Stagecoach Treasury.
                 Money Market                3,382                 3,382       3,382          -

Wells Fargo      Stagecoach Treasury.
                 Money Market                             4,746    4,746       4,746          -

Wells Fargo      Stagecoach Treasury.
                 Money Market                  400                   400         400          -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B              Column C    Column D  Column G   Column H     Column I

  Identity of                               Purchase    Selling     Cost   Current Value  Net Gain
Party Involved   Description of Asset         Price      Price    of Asset    of Asset    or (Loss)

Wells Fargo      Stagecoach Treasury.
                 Money Market                 3,693                3,693        3,693         -

Wells Fargo      Stagecoach Treasury.
                 Money Market                 1,092                1,092        1,092         -

Wells Fargo      Stagecoach Treasury.
                 Money Market                             8,360    8,360        8,360         -

Wells Fargo      Stagecoach Treasury.
                 Money Market                 9,050                9,050        9,050         -

Wells Fargo      Stagecoach Treasury.
                 Money Market                             9,040    9,040        9,040         -

Wells Fargo      Stagecoach Treasury.
                 Money Market                                 1        1            1         -

Wells Fargo      Stagecoach Treasury.
                 Money Market                 8,419                8,419        8,419         -

Wells Fargo      Stagecoach Treasury.
                 Money Market                             9,492    9,492        9,492         -

ROCKWELL RETIREMENT SAVINGS PLAN FOR CERTAIN EMPLOYEES
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, NINE MONTHS ENDED
SEPTEMBER 30, 1996
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5% OF BEGINNING NET ASSETS


   Column A           Column B              Column C    Column D  Column G   Column H     Column I

  Identity of                               Purchase    Selling     Cost   Current Value  Net Gain
Party Involved   Description of Asset         Price      Price    of Asset    of Asset    or (Loss)

Wells Fargo      Stagecoach Treasury.
                 Money Market                1,600                 1,600       1,600         -

Wells Fargo      Stagecoach Treasury.
                 Money Market                8,925                 8,925       8,925         -

                                   SIGNATURES


Pursant to the requirements of the Securities Exchange Act of 1934, by the plan Administer has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



                                               ROCKWELL RETIREMENT SAVINGS PLAN
                                                 FOR CERTAIN EMPLOYEES


                                                  By Alfred J Spigarelli
                                                      Plan Administrator

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-14969 of Rockwell International Corporation on Form S-8, and the
Prospectus dated December 9, 1996 with respect to the Securities covered thereby, of our report dated June 10,1997, appearing in this Annual Report on Form 11-K of the Rockwell Retirement Savings Plan for Certain Employees for the nine months ended September 30, 1996.



Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 10, 1997